Mail Stop 4561

William Kamer, Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard
Second Floor
Santa Monica, CA 90401

      Re: Douglas Emmett, Inc.
              Form 10-K for the year ended December 31, 2007
              Filed February 22, 2008
              Form 10-Q
              Filed May 8, 2008
              File No. 001-33106

Dear Mr. Kamer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 22, 2008

1. You state on page 8 that the following section includes "some" of the material risk factors. Please advise us whether the most significant risk factors have been included in this filing, and, in future filings, please revise to state that you have included the most significant risk factors.

2. We note Exhibits 10.11, 10.12, and 10.13. To the extent each of these agreements has been executed or has become effective, please file the final agreement in future filings as an exhibit in accordance with Item 601(a)(4) of Regulation S-K or tell us why you believe this section is not applicable.

Form 10-Q filed May 8, 2008

3. We note that paragraph 4 of the certifications included as Exhibits 31.1 and 31.2 to the Form 10-Q filed on May 8, 2008 does not appear to be in accordance with Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-Q filed May 8, 2008 that includes the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Senior Counsel